EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Adobe Systems Incorporated:

We consent to the use of our report dated January 22, 2013, with respect to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 30, 2012 and December 2, 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended November 30, 2012, and the effectiveness of internal control over financial reporting as of November 30, 2012, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.
Our report on the consolidated financial statements refers to changes in the accounting for multiple element revenue transactions in fiscal 2010 resulting from the adoption of new accounting pronouncements.
(signed) KPMG LLP
Santa Clara, California
January 22, 2013